Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Launches New Photo Services API

Developers Can Add Print-to-Store Features Within Their Apps and Earn A Commission

VANCOUVER, BC – February 5th, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced the new PNI Photo Services Application Programming Interface (“API”) that enables developers to add print-to-store features to their mobile or web apps and enable their users to submit photo print orders directly over the PNI Digital Media Platform for in-store printing in as little as one hour.

App developers and other photo solution providers can register for free beginning today at the PNI developer portal located at http://developer.pnimedia.com, and instantly gain access to all the relevant technical documentation, help files, and tutorials for connecting their apps to the PNI Digital Media Platform.

The PNI Photo Services API provides not only a direct connection over the PNI Digital Media Platform to in-store print services across PNI’s retailer network, but also includes the ability for app developers to display store lists, locations, hours of service, real time product pricing and more.

Most retailers that use the PNI Digital Media Platform are participating in the new PNI Photo Services API. Participating developers can earn a commission on each order submitted to the PNI Digital Media Platform for printing at more than 19,000 retail locations.

“With more than 22,000 photo apps and hundreds of millions of users in the mobile market alone, the new PNI Photo Services API brings an almost limitless network of onramps to the PNI Digital Media Platform,” said Kyle Hall, Chief Executive Officer at PNI Digital Media Inc. “With multiple partners already in beta or launch mode, we’re excited about the potential incremental orders this can bring our retailer partners.”

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can

News Release	For Immediate Release

be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.